UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                               Mirant Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    604675108
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 10 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 2 OF 10 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                           7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     4,868,311
  OWNED BY              --------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                        --------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 4,868,311
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,868,311
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%
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14    TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 3 OF 10 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |X|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                           7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     4,868,311
  OWNED BY              --------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                        --------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 4,868,311
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,868,311
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 4 OF 10 PAGES
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ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Shares"), of Mirant Corporation (the "Issuer"). The principal executive office of the Issuer is located at 1155 Perimeter Center West, Suite 100, Atlanta, Georgia 30338.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (the "Reporting Persons"). Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

      (b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

      (c) The principal business of Pirate Capital is providing investment management services to investment partnerships and other entities. The principal occupation or employment of Thomas R. Hudson Jr. is serving as the sole owner and Managing Member of Pirate Capital.

      (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Persons originally acquired bank loans and bonds of the Issuer, which as described in Item 4, were exchanged for equity of the Issuer in the Issuer's plan of reorganization (the "Plan of Reorganization"). Funds for the purchase of the bank loans and bonds were derived from available capital of the Holders. A total of approximately $76,834,684 was paid to acquire such bank loans and bonds relating to the Shares reported herein.

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 5 OF 10 PAGES
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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons originally acquired bank loans and bonds of the Issuer for investment in the ordinary course of business because they believed that the bank loans and bonds, when purchased, represented an attractive investment opportunity. Upon the approval of the Plan of Reorganization, the bank loans and bonds were exchanged for equity of the Issuer, and the Reporting Persons acquired the Shares reported herein.

On May 30, 2006 the Issuer announced that it had made an offer to acquire NRG Energy, Inc. ("NRG"), and that NRG had rejected the Issuer's bid. On June 1, 2006, Pirate Capital sent a letter to the Issuer (the "Letter") (i) advising the Board of Directors of the Issuer that Pirate Capital does not believe that entering into a hostile bidding war for NRG is in the best interest of the Issuer's shareholders, (ii) questioning whether the Issuer should be a consolidator, and (iii) urging the Board of Directors of the Issuer to engage a financial advisor and initiate a process to put itself up for sale. A copy of the Letter is attached hereto as Exhibit B and incorporated herein by reference.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Persons beneficially own 4,868,311 Shares, constituting approximately 1.6% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 300,020,291 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 785,834 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,082,477 Shares held by Jolly Roger Offshore Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas
R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,868,311 Shares.

      (c) No transactions in the Shares were effected by the Reporting Persons during the past 60 days.

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 6 OF 10 PAGES
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      (d) No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Plan of Reorganization, the Reporting Persons received the right to receive in exchange for the Reporting Persons'original holdings of bank loans and bonds of the Issuer an additional number of Shares of common stock that were placed in escrow upon the Issuer exiting from Chapter 11 bankruptcy. The number of Shares of common stock that may be received by the Reporting Persons pursuant to such arrangement is dependent upon a number of factors, including the outcome of certain litigation involving the Issuer, is indeterminable at this time, and may be zero.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit Index hereto.

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 7 OF 10 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2006

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                            /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Thomas R. Hudson Jr.

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 8 OF 10 PAGES
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                                  EXHIBIT INDEX


1. Exhibit A - Joint Acquisition Statement, dated June 1, 2006.
2. Exhibit B - Letter to Issuer, dated June 1, 2006

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CUSIP NO. 604675108               SCHEDULE 13D                PAGE 9 OF 10 PAGES
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                                   EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 1, 2006

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                            /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Thomas R. Hudson Jr.

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CUSIP NO. 604675108               SCHEDULE 13D               PAGE 10 OF 10 PAGES
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                                   EXHIBIT B

June 1, 2006

VIA FACSIMILE & OVERNIGHT COURIER

Edward R. Muller
Chairman and Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West
Suite 100
Atlanta, GA 30338


Mr. Muller:

Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD, is the beneficial owner of approximately 5 million shares, or 1.6%, of the common stock of Mirant Corporation ("Mirant" or the "Company"). In addition to becoming one of the largest equity owners of the Company, we have been a creditor of the Company since 2003. We are concerned by the offer made to acquire NRG Energy, Inc. ("NRG").

We do not believe that entering into a hostile bidding war for NRG is in the best interest of Mirant shareholders. While we believe that consolidation in the power sector is necessary, we question whether Mirant should be a consolidator. Mirant's reported first quarter 2006 earnings and outlook give proof to the strength of its assets. We believe shareholders would be substantially rewarded if Mirant put itself up for sale.

We strongly urge Mirant to engage a financial advisor to begin a process to sell itself. We also request a meeting with the Company's Board of Directors to further discuss these matters.

Kindest Regards,

/s/ Thomas R. Hudson Jr.

Thomas R. Hudson Jr.
Portfolio Manager

cc: Mirant Board of Directors